BANK FIRST CORPORATION

402 NORTH 8TH STREET

MANITOWOC, WISCONSIN 54220

September 26, 2025

Via EDGAR and e-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Bank First Corporation (the “Company”)
Registration Statement on Form S-4
Filed September 12, 2025 (amended on September 26, 2025)
File No. 333-290230

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement and declare the Registration Statement effective under the Securities Act at 5:00 p.m., Eastern Time, on Tuesday, September 30, 2025, or as soon thereafter as practicable. Please contact Olivia Weber at (404) 881-7298 of Alston & Bird LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted.

Sincerely,

Bank First Corporation

By:	/s/ Kevin LeMahieu
Kevin LeMahieu
Chief Financial Officer